Egan-Jones Ratings Co.

Form NRSRO Exhibit 7

<u>Policies and procedures to address and manage conflicts of interest.</u>

July 13, 2016

1. The firm has established "Policies and Procedures Addressing and Managing Conflict of Interest 1" to protect the integrity of the ratings process and to reasonably prevent influence by the subscribers with such interest in the firm's ratings process. The Firm actively notifies the subscriber not to disclose position holdings, trading or business intent to the Firm. Solicited ratings from subscribers are dealt with in a manner as to withhold the subscriber identification from the ratings group.

Additionally, per the 'Solicited Ratings" section of the EJR Compliance Manual, "The Firm publishes its reports to all subscribers simultaneously and does not provide research reports to anyone outside the ratings department until the report is published. No parties, including premium subscribers, shall in any way be provided with advance information on pending rating actions.

"All enabled subscribers have access to the report upon publication. No non-analyst personnel have access to the reports prior to their publication.

"Upon completion of the analyst's work with the interactive model, a macro is enabled that immediately generates the rating report, publishes it to the website and notifies subscribers of the availability of the publication. The Private ratings are not published to the website unless requested by client.

Subscribers may occasionally request ratings or updates on ratings reports already covered by the Firm. The Firm retains information relating to whether ratings are solicited by subscribers, initiated by the Ratings Group or driven by other factors. In order to manage one of the conflicts related to solicited ratings by subscribers, the Firm does not inform the Ratings Group of the identity of the requestor if possible.

2. Compliance Manual: Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date and archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel are not involved in the generation of EJR ratings reports and EJR personnel are not involved in the generation of EJP reports.

Policies and Procedures: "Separation between Ratings and Proxy Services" restricts the rating analysts from initiating meetings with current and prospective proxy clients, and shall also be restricted from detailed information regarding current and potential client sales efforts.

3. The firm has established the policies and procedures to in place to address this conflict of interest. EJR's "Policies and Procedures Addressing and Managing Conflict of Interest 3_6" indicates that the firm takes certain steps to prevent gaining knowledge of the subscriber's reason for using its ratings service. Generally, the subscriber clients are advised to communicate with the EJR's Marketing team regarding their rating service needs.

4. Code of Conduct: The Section of "Personal Securities Transactions and Holdings" indicates that the Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers the Firm does business with. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). More information please visit the Exhibit #5 Code of Conduct.

5. Outside business activities are defined as any activity involving a business enterprise or involving an entity which might be rated by the Firm. Excluded from this definition are civic, religious, academic, non-profit, and other similar enterprises.

EJR set up the compliance control 'Compliance Response Sheet' to require the Board members, Employees, and Associated Persons to disclose their outside business activities periodically. Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings.

6. EJR's "Policies and Procedures Addressing and Managing Conflict of Interest 3_6" indicates that the ratings group is separated from the sales and marketing areas and is isolated from information regarding fees. In the event that analysts become aware of any fees, they are removed from the process for rating that issuer, or follow the direction from the EJR's compliance department.

Subscribers may occasionally request ratings or updates on ratings reports already covered by the firm. As outlined further in the Conflicts sections, the firm retains information relating to whether ratings are solicited by subscribers, initiated by the ratings group or driven by other factors. In order to manage one of the conflicts related to solicited ratings by subscribers, the firm does not inform the ratings group of the identity of the requestor.

Additionally the firm informs its subscriber base not to identify to the Analysts or salespersons the holdings of the subscribers or their trading intentions so as to preserve the independence of the ratings process. Periodically the firm sends out emails to its subscriber base reminding them of this policy.

7. Procedures and Methodologies for Determining Credit Ratings:

A private rating non-subscriber rating is prepared for a restricted audience, where the rating, any supporting report, and knowledge of the rating, is limited in accordance with the terms of the arrangement with the issuer or third party. Non-subscriber ratings are not disseminated to the public.

Non-subscriber ratings may include issuer participation, be based on publicly available information, and may be initiated by Egan-Jones, the Issuer or an interested third party. The level of analysis performed on a specific issuer or security would be the same for both public and private ratings.

Non-subscriber ratings may be used for a variety of reasons including, but not limited to: an issuer request for the purposes of issuing debt to a small number of investors who intend to use the rating as an independent rating opinion; an independent rating opinion requested by an investor, regulator, government, or other interested third party; analyze transaction party and/or counterparty credit exposure for Structured Finance ratings.

The sharing of all knowledge, information and records regarding a non-subscriber rating is limited in accordance with the terms of the arrangement with the issuer or third party who requested the rating and in adherence to Egan-Jones policies and procedures. Egan-Jones monitors non-subscriber ratings through regular and timely reviews and disseminates the results only as previously arranged.

All non-subscriber ratings are developed in accordance with current rating methodologies, policies and procedures.

8.   Look-Back Review must be conducted in those cases where EJR knows or reasonably can be expected to know that: (1) a former EJR Associated Person has taken a position as an employee of an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating, and (2) such former EJR Associated Person participated in determining such credit rating during the 12 month period (24 months if the former EJR Associated Person worked in a European Union (EU) office) prior to departing EJR's employ.

For a five year period after such former EJR Associated Person departs EJR's employ, EJR must undertake reasonable efforts to track that person's employment and report such information to the U.S. Securities and Exchange Commission under certain circumstances; and

Former EJR Associated Persons in the EU and other related persons, and persons closely associated with any of them, are prohibited from taking key management positions at a rated entity for which the former EJR Associated Person participated in the credit rating process for at least six months after the last credit rating in which the former EJR Associated Person participated.

The Firm conducts a best-efforts review of subsequent employment for a 5-year period after leaving the Firm to reasonably detect if such former Associated Person gains employment with an issuer the Firm covers. The Firm will perform such review to meet the regulatory requirements which are indicated in SEC Rule 17g-8(c) and Section 15E (h).